SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 10)

Under the Securities Exchange Act of 1934

Global Sources Ltd.

(Name of Issuer)

Common Shares, Par Value $0.01 per share

(Title of Class of Securities)

G 39300 101

(CUSIP Number)

Merle A. Hinrichs

c/o Global Sources Ltd.

Canon’s Court

22 Victoria Street

Hamilton, HM 12

Bermuda

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G 39300 101

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Merle A. Hinrichs
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Saint Kitts and Nevis
Number of shares beneficially owned by each reporting party with	(7)	Sole voting power 14,057,953
	(8)	Shared voting power 1,291,742
	(9)	Sole dispositive power 14,057,953
	(10)	Shared dispositive power 1,291,742
(11)	Aggregate amount beneficially owned by each reporting person 15,349,695
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 65.00% (based on 23,613,123 Common Shares outstanding on November 28, 2015)
(14)	Type of reporting person IN, HC

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Common Shares, $0.01 par value (the “Common Shares”), of Global Sources Ltd. (the “Issuer”), a Bermuda corporation whose principal executive offices are located at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

This Amendment No. 10 amends the Schedule 13D filed on December 8, 2003 (as amended by Amendment No. 1 filed on November 18, 2008 (“Amendment No. 1”), Amendment No. 2 filed on January 13, 2009 (“Amendment No. 2”), Amendment No. 3 filed on January 22, 2009 (“Amendment No. 3”), Amendment No. 4 filed on August 16, 2010 (“Amendment No. 4”), Amendment No. 5 filed on October 15, 2010 (“Amendment No. 5”), Amendment No. 6 filed on December 23, 2011 (“Amendment No. 6”), Amendment No. 7 filed on November 22, 2013 (“Amendment No. 7”), Amendment No. 8 filed on June 20, 2014 (“Amendment No. 8”), and Amendment No. 9 filed on August 7, 2015 (“Amendment No. 9”), the “Schedule 13D”).

Item 2	Identity and Background.

(a)	This Schedule 13D is being filed on behalf of Merle A. Hinrichs (the “Reporting Party”).

(b)	The business address of the Reporting Party is Canon’s Court, 22 Victoria Street, Hamilton, HM 12 Bermuda.

(c)	The Reporting Party serves as the executive chairman of the Issuer and is a co-founder of its business.

(d)	The Reporting Party also serves as the chairman of the council of members (the decision-making body) and was the founder and the initial settlor of the Hinrich Foundation, a charitable foundation.

(e)	The Reporting Party has not been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Party is a citizen of Saint Kitts and Nevis.

Item 3.	Source and Amount of Funds or Other Consideration

The entire sum for the purchase of 992,924 Common Shares on December 3, 2015 and 878,926 Common Shares on December 7, 2015 was sourced from the personal wealth of the Reporting Party.

Item 4.	Purpose of Transaction

On each of December 3, 2015 and December 7, 2015, the Reporting Party acquired additional Common Shares for purposes of personal investment.

Item 5.	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	The Reporting Party is (based on 23,613,123 Common Shares outstanding on November 28, 2015):

(i)	the beneficial owner of 14,057,953 Common Shares, representing 65.00% of the outstanding Common Shares, and

(ii)	may be deemed to be the beneficial owner of 1,291,742 Common Shares, representing 5.47% of the outstanding Common Shares.

(b)	The Reporting Party:

(i)	has the sole power to vote and dispose 14,057,953 Common Shares beneficially owned by him,

(ii)	may be deemed to have shared power with his wife, Miriam Hinrich, to vote or direct to vote and dispose 288,254 Common Shares held by her, and

(iii)	may be deemed to have shared power with Hinrich Investments Limited to vote or direct to vote and dispose 1,003,488 Common Shares held by it. The Reporting Party may be deemed to be the beneficial owner of these 1,003,488 Common Shares because Hinrich Investments Limited, the record owner of these shares, is owned by a nominee company in trust for the Hinrich Foundation, of which the Reporting Party serves as the chairman of the council of members (the decision-making body), and was the founder and the initial settlor.

The Reporting Party disclaims beneficial ownership in the shares of the Issuer’s Common Shares held by Hinrich Investments Limited other than through his capacity as the chairman of the council of members of the Hinrich Foundation.

(c)	On each of December 3, 2015, and December 7, 2015, the Reporting Party purchased 992,924 and 878,926 shares of the Issuer’s Common Shares, at an average purchase price of $8.3024 and $8.1219, respectively, from two unaffiliated third parties through two block trade agreements.

(d)	N/A.

(e)	N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2015

/s/ Merle A. Hinrichs
Merle A. Hinrichs

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons, evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)